FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number

Forbes Medi-Tech Inc.

(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Q2-2005

Second Quarter Report

June 30, 2005

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

The accompanying consolidated financial statements for the quarters ended June 30, 2005 and 2004 have not been reviewed by the Company’s auditors, KPMG, LLP. These financial statements are the responsibility of management and have been reviewed and approved by the Company’s audit committee.

Suite 200 – 750 West Pender Street, Vancouver,  B.C.,  CANADA  V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

(unaudited)

	June 30 2005	December 31 2004
ASSETS
Current Assets
Cash and cash equivalents	$ 12,005	$ 9,229
Short-term investments	–	6,018
Accounts receivable	2,545	3,530
Inventories	1,557	708
Prepaid expenses and deposits	370	192
	16,477	19,677

Property, plant and equipment	12,649	12,989
Intangible and other assets	5,411	5,923
	$ 34,537	$ 38,589
LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 4,213	$ 2,855
Deferred revenues	75	344
Current portion of long-term debt	747	1,405
	5,035	4,604

Long-term liabilities
Long-term debt	406	763
Tenure allowance	890	765
	6,331	6,132

Shareholders’ equity
Common Shares (Note (3(b))	$ 94,722	$ 94,223
Contributed surplus (Note 3(b))	5,053	4,171
Deficit	(71,569)	(65,937)
	28,206	32,457
	$ 34,537	$ 38,589

           See accompanying notes

Approved on Behalf of the Board:

“Don Buxton”	“Nitin Kaushal”
Director – Don Buxton	Director – Nitin Kaushal

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

REVENUES
Sales	$ 6,562	$ 3,046	$ 11,160	$ 6,178
Licensing	38	38	75	75
Phytosterol revenues	6,600	3,084	11,235	6,253
Interest and other	126	93	215	186
	6,726	3,177	11,450	6,439

EXPENSES
Cost of sales, marketing and product development	3,609	1,610	6,158	3,603
Research and development	3,338	828	5,338	1,695
General and administrative	1,174	1,566	2,364	2,316
Stock-based compensation expense (Note 3(f))	663	1,236	1,116	2,270
Depreciation and amortization	441	373	926	727
	9,225	5,613	15,902	10,611
Loss for the period before taxes	(2,499)	(2,436)	(4,452)	(4,172)

Provision for income taxes	669	−	1,180	−

Net loss for the period	$ (3,168)	$ (2,436)	$ (5,632)	$ (4,172)

Deficit, beginning of period	(68,401)	(59,659)	(65,937)	(57,923)
Deficit, end of period	$ (71,569)	$ (62,095)	$ (71,569)	$ (62,095)

Basic and diluted loss per share (Note 3(d))	$ (0.09)	$ (0.08)	$ (0.17)	$ (0.14)

       See accompanying notes

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
OPERATIONS
Net loss for the period	$ (3,168)	$ (2,436)	$ (5,632)	$ (4,172)
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	441	373	926	727
Amortization of deferred license revenues	(38)	(38)	(75)	(75)
Loss on disposal of fixed assets	-	1	(3)	3
Stock-based compensation expense	663	1,236	1,116	2,270
Foreign exchange translation	6	23	10	24
License fee paid in common shares	-	-	-	49
Purchase of license	(11)	-	(11)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,422)	47	985	(73)
Inventories	(492)	(150)	(849)	(228)
Prepaid expenses and deposits	382	153	36	(146)
Accounts payable and accrued liabilities	1,447	(761)	1,358	(954)
Tenure allowance liability	65	17	125	17
Tenure allowance asset	-	-	(41)	(46)
Deferred revenues	-	–	(193)	–
	(2,127)	(1,535)	(2,248)	(2,604)
INVESTMENTS
Acquisition of property, plant & equipment	(103)	(440)	(226)	(963)
Proceeds on disposal of pilot plant	-	18	-	44
Proceeds on disposal of fixed assets	-	2	3	3
Proceeds on divestiture of AD/ADD technology	-	-	-	1,230
Short-term investments	-	(1,150)	6,018	(10,702)
	(103)	(1,570)	5,795	(10,388)
FINANCING
Issuance of common shares	211	119	265	1,290
Issuance of preferred shares	-	−	-	12,910
Repayment of capital lease obligations	(34)	(6)	(67)	(10)
Repayment of notes payable	(27)	(37)	(66)	(73)
Repayment of term loan	(151)	(162)	(301)	(324)
Increase in line of credit	-	6	-	670
Repayment of line of credit	-	−	(602)	−
	(1)	(80)	(771)	14,463
Increase (decrease) in cash and cash equivalents	(2,231)	(3,185)	2,776	1,471
Cash and cash equivalents, beginning of period	14,236	9,168	9,229	4,512

Cash and cash equivalents, end of period	$ 12,005	$ 5,983	$ 12,005	$ 5,983

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

in thousands of Canadian dollars

(unaudited)

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Supplementary cash flow information:
Interest paid	$ 23	$ 30	$ 55	$ 72
Income taxes paid	81	−	238	−
Non-cash financing and investing activities:
Conversion of preferred shares to common shares	−	12,415	−	12,415
Acquisition of assets under capital lease	−	491	−	491
Fair Value assigned to brokers’ warrants	−	−	−	495
Transfer from contributed surplus for brokers’ warrants exercised	−	235	−	235
Transfer from contributed surplus for options Exercised	184	−	234	301

See accompanying notes

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005

(Expressed in thousands of Canadian dollars except per share values)

(unaudited)

1)

Basis of Presentation and Significant Accounting Policies

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented in Note 1 for the year ended December 31, 2004 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Basis of consolidation

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 50% joint venture interests in Phyto-Venture LLC (“PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

Significant Accounting Policies

These consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2004.

2)

Joint venture:

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei (U.S.A.) Inc. (“Chusei USA”) to form Phyto-Source LP (“Phyto-Source”), to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company contributed US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital. In addition, the Company loaned Phyto-Source US$4,000 for acquisition of technology from Chusei.

In August 2003, the Company was repaid US$3,000 of its original US$4,000 loan receivable from Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) by way of a US$3,000, three-year term loan. Amegy Bank also set up a US$1,500 revolving line of credit for Phyto-Source.  Forbes Medi-Tech (USA) Inc. (“Forbes USA”) and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Amegy aggregating up to a principal amount of US$4,500, plus interest and costs, representing the US$3,000 term loan and US$1,500 revolving line of credit of Phyto-Source. The guarantee is for the entire term of the borrowing under the arrangements.  In addition, Forbes USA and Chusei USA have jointly and severally guaranteed Phyto-Source’s obligations under the capital equipment lease obtained by Phyto-Source from SWBT LLC. The 60-month lease term began in August 2004. If Phyto-Source defaults on any or all of these obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantees.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at June 30, 2005, is US$1,863, (Cdn$2,284) comprised of the principal amount currently owed under the term loan (US$1,000), the amount utilized under the revolving line of credit (US $nil), the capital lease liability (US$863), plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company’s obligation under its guarantee arrangements.

Condensed balance sheets and statement of operations reflecting the Company’s proportionate interests in joint venture operations:

	June 30	December 31
	2005	2004
	(unaudited)	(audited)
Assets
Current assets	$3,525	$4,438
Property, plant and equipment	12,095	12,452
Intangible and other assets	4,053	4,405

	$19,673	21,295
Liabilities
Accounts payable accrued liabilities	$978	$1,148
Term loan and line of credit	624	1,522
Capital lease obligations	529	579

	$2,131	$3,249

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

Revenue	$ 5,447	$ 2,994	$ 9,164	$ 5,832
Expenses	3,511	1,987	6,231	3,984
Net earnings	$ 1,936	$ 1,007	$ 2,933	$ 1,848

3)

Share Capital:

(a)

Authorized, issued and allotted:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 have been issued and converted, leaving 4,625,000 remaining to be issued.

(b)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount (‘000’s Cdn$)	Amount (‘000’s Cdn$)

Balance, December 31, 2004	33,908,395	$ 94,223	$ 4,171

Cash proceeds from exercise of stock options	42,500	54	−
Employee stock-based compensation expense	−	−	463
Non-employee stock-based compensation expense	−	−	(10)
Transfer from contributed surplus for options exercised:
Employee stock-options	−	36	(36)
Non-employee stock-options	−	14	(14)
Balance, March 31, 2005	33,950,895	$ 94,327	$ 4,574

Cash proceeds from exercise of stock options	147,950	211	−
Employee stock-based compensation expense	−	−	673
Non-employee stock-based compensation expense	−	−	(10)
Transfer from contributed surplus for options exercised:
Employee stock-options	−	184	(184)
Non-employee stock-options	−	−	−
Balance, June 30, 2005	34,098,845	$ 94,722	$ 5,053

(c)

Share purchase warrants:

As part of a September, 2003 Private Placement, approximately 1.2 million warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.  As at June 30, 2005, 538,721 warrants were exercised on a cashless basis resulting in the issuance of 413,358 common shares and 47,600 warrants were exercised for cash proceeds of $119 resulting in the issuance of 47,600 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants have the same terms as the warrants issued to investors.  As at June 30, 2005, 231,074 brokers’ warrants have been exercised on a cashless basis resulting in the issuance of 155,621 common shares; and 1,000 brokers’ warrants were exercised resulting in the issuance of 1,000 common shares.  A balance of 614,543 warrants and 22,384 brokers’ warrants remain outstanding as at June 30, 2005. No warrants were exercised in the three and six-month periods ended June 30, 2005.

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at June 30, 2005, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.  A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding as at June 30, 2005. No warrants were exercised in the three and six-month periods ended June 30, 2005.

(d)

Loss per share

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

Net loss for the period (‘000’s of Cdn $)	$ (3,168)	$ (2,436)	$ (5,632)	$ (4,172)
Weighted average number of common shares outstanding: (in ‘000’s)
Basic	34,067	32,383	34,002	30,039
Effect of stock options	−	−	−	−
Effect of warrants	−	−	−	−
Diluted	34,067	32,383	34,002	30,039
Net loss per share
Basic	$ (0.09)	$ (0.08)	$ (0.17)	$ (0.14)
Diluted	$ (0.09)	$ (0.08)	$ (0.17)	$ (0.14)

(e)

Stock options and stock option plan:

	Number of Optioned Shares (in ‘000’s)	Weighted Average Exercise Price

Balance, December 31, 2004	4,291	$ 2.45
Options granted	595	$ 2.68
Options exercised	(191)	$ 1.39
Options forfeited	(539)	$ 2.88
Balance, June 30, 2005	4,156	$ 2.48

As at June 30, 2005, 2,984,635 options are exercisable at a weighted average exercise price of $2.36 per share.  The stock options expire at various dates from March 15, 2006 to December 12, 2010.

Under the 2000 Stock Option Plan, as amended, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 6,000,000 shares of common stock.

(f)

 Stock-based Compensation

Stock-based compensation recorded for the three and six-month periods ended June 30, 2005 is summarized below:

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

Employee stock-based compensation	$ 673	$ 997	$ 1,136	$ 1,321
Non-employee stock-based compensation	(10)	239	(20)	949
Total stock-based compensation	$ 663	$ 1,236	$ 1,116	$ 2,270

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Risk-free interest rate	3.1%	3.1%	3.0%	3.1%
Expected dividend yield	0%	0%	0%	0%
Expected life	2	2	2	2
Expected volatility	98%	163%	124%	162%
Weighted average grant date fair value per option	$1.21	$2.16	$1.50	$2.24

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Risk-free interest rate	3.1%	4.0%	3.1%	3.8%
Expected dividend yield	0%	0%	0%	0%
Expected life	5	5	5	5
Expected volatility	99%	217%	99%	175%
Weighted average grant date fair value per option	$1.60	$3.35	$1.60	$3.35

4)

United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ, in certain respects, from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States and pursuant to the Securities and Exchange Commission’s rules and regulations (“United States GAAP”).  Significant differences to these consolidated financial statements are as follows:

(a)

Consolidated statement of operations and deficit:

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

Net loss in accordance with Canadian GAAP	$ (3,168)	$ (2,436)	$ (5,632)	$ (4,172)
Difference in non-employee stock-based compensation (Note (c)(i))	−	−	−	−
Difference in employee stock-based compensation (Note (c)(ii))	673	997	1,136	1,321
Net loss in accordance with United States GAAP	(2,495)	(1,439)	(4,496)	(2,851)
Deficit, beginning of period, United States GAAP	(66,292)	(59,642)	(64,291)	(58,230)
Deficit, end of period, United States GAAP	$ (68,787)	$ (61,081)	$ (68,787)	$ (61,081)
Weighted average number of shares outstanding (‘000’s of shares)	34,067	32,383	34,002	30,039
Basic loss per share	$ (0.07)	$ (0.04)	$ (0.13)	$ (0.09)
Diluted loss per share	$ (0.07)	$ (0.04)	$ (0.13)	$ (0.09)

(b)

Consolidated balance sheet:

	June 30, 2005		December 31, 2004
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP

Shareholders’ equity:
Common shares	$ 94,722	$ 93,791	$ 94,223	$ 93,512
Contributed Surplus	$ 5,053	$ 3,202	$ 4,171	$ 3,236
Deficit	$ (71,569)	$ (68,787)	$ (65,937)	$ (64,291)

(c)

Differences:

(i)

Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method for grants made on or after January 1, 2002.  Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation.  The fair value of the stock options granted to non-employees during the three and six months ended June 30, 2004 and 2005 was estimated at the dates the options vest and was earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Risk-free interest rate	3.1%	4.0%	3.1%	3.8%
Expected dividend yield	0%	0%	0%	0%
Expected life	5	5	5	5
Expected volatility	99%	217%	99%	175%
Weighted average grant date fair value per option	$1.60	$3.35	$1.60	$3.35

(ii)

Under United States GAAP, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.  As such, compensation expense under the Company’s stock option plan is recorded on the date of grant only if the market value of the underlying stock at the date of grant exceeds the exercise price. No compensation expense was required to be recognized under United States GAAP.  Employee stock-based compensation under Canadian GAAP is summarized in note 3(f).

(iii)

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation.  The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition.  However, reconciliation of this difference has been omitted in accordance with SEC rules and regulations.

(a)

Supplementary information for U.S. GAAP purposes on stock-based compensation:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and Related Interpretations, (APB 25) in measuring compensation expense for employee options.  The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the three and six months ended June 30, 2005 and 2004 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Risk-free interest rate	3.1%	3.1%	3.0%	3.1%
Expected dividend yield	0%	0%	0%	0%
Expected life	2	2	2	2
Expected volatility	98%	163%	124%	162%
Weighted average grant date fair value per option	$1.21	$2.16	$1.50	$2.24

For purposes of pro forma disclosures, the estimated fair value of the options granted since 1995 is amortized to expense over the options’ vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company’s net loss and loss per share under United States GAAP would have been as follows:

	Three months ended		Six months ended
	June 30 2005	June 30 2004	June 30 2005	June 30 2004

Net loss in accordance with United States GAAP	$ (2,495)	$ (1,439)	$ (4,496)	$ (2,851)
Add: Employee stock-based compensation expense/(recovery), as reported	−	−	−	−
Deduct: Employee stock-based compensation expense determined under the fair value method	(673)	(997)	(1,136)	(1,321)
Pro forma net loss	$ (3,168)	$ (2,436)	$ (5,632)	$ (4,172)
Pro forma – basic and diluted net loss per share	$ (0.09)	$ (0.08)	$ (0.17)	$ (0.14)

(e)

Recent accounting pronouncements:

FASB issued a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123(R)”).  SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.  The compensation cost is to be recognized over the service period which is determined by the vesting period.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company has not determined the effect of adopting SFAS 123(R).

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•

Financial Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.  The Company assessed the initial fair value as at September 30, 2003 with respect to the Company’s guarantee of third party debt held by Phyto-Source and determined that it was nominal.  As a result, no value has been reflected under US GAAP.

•

Financial Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”).  The Interpretation is effect for interim or annual periods beginning after December 15, 2003.

•

In November 2002, the EITF reached a consensus on issue 00-21, Revenue Arrangements with Multiple Deliverables.  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Neither EITF 00-21, FIN 45 nor FIN 46 are expected to currently impact the Company’s financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q2-2005

Second Quarter ended June 30, 2005

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited consolidated financial statements for the second quarter ended June 30, 2005 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the six months ended June 30, 2005 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2004 filed on SEDAR at www.sedar.com.   The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2004.

OVERVIEW:

FORBES MEDI-TECH, INC. (“Forbes”, the “Company”, “we”, “us” or “our”) is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.  Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek.  Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market. Our scientific platform is based on core sterol technology.  We have developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

Pharmaceuticals – Our pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which completed a Phase II clinical trial in Europe in 2004. FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

Taking into account the results of the European trial, we are planning to commence a U.S. Phase II clinical study of FM-VP4 in 2005 involving an expanded number of participants, a longer trial duration and a narrower dosage range. The U.S. Phase II clinical trial design will focus on identifying the reduction in LDL-cholesterol produced by FM-VP4.  To support this planned trial, we have completed a 90 day preclinical toxicity study. The final results will be used for the Investigational New Drug application with the U.S. FDA for our planned U.S. Phase II trial.

Research and preclinical work continues to progress on our FM-VPx Library of Compounds.

Nutraceuticals – We currently market two nutraceutical products, Reducol™ and Phyto-S-Sterols.  These products are plant sterol-based cholesterol-lowering food and dietary supplement ingredients derived from by-products of the forestry industry.

Both Reducol™ and Phyto-S-Sterols are produced through a proprietary extraction and purification process by the Phyto-Source Limited Partnership (“Phyto-Source”), a 50-50 manufacturing joint venture between our wholly-owned subsidiary, Forbes Medi-Tech (USA) Inc. (“Forbes USA”), and Chusei (U.S.A.) Inc. (“Chusei”).  Phyto-Source operates a dedicated phytosterol manufacturing facility near Houston, Texas, with an annual capacity of 1,500 metric tonnes.

While both Reducol™ and Phyto-S-Sterols are manufactured by Phyto-Source, Reducol™ is manufactured only for our account, with sales to third parties made solely by us. In 2005, Phyto-Source hired a sales and marketing manager, and Phyto-S-Sterols are now both manufactured and sold directly by Phyto-Source.

In November 2004 and more recently, in March 2005, we received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.   Sterols are still under regulatory review in Australia and New Zealand.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

2005 Milestones and Outlook

Pharmaceuticals

In June 2005, we announced the completion of the 90 day preclinical toxicity study for our cholesterol reducing drug candidate, FM-VP4. The final results will be used for the Investigational New Drug application for our planned US Phase II trial.

Nutraceutical Regulatory Approval

In March 2005, we announced that we received an opinion of substantial equivalence from European regulatory authorities allowing us to market Reducol™ in a variety of approved food groups including: yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings. The substantial equivalence notification followed the November 2004 approval for the use of Reducol™ in milk-based drinks.

In May 2005, we announced that the Kesko Group of Finland had launched a range of yoghurts incorporating Reducol™.

Revenue guidance

Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, we anticipate total revenue of  $21-22 million for fiscal 2005, in line with previous guidance. This figure represents our actual year-to-date revenue and the projected revenue for the balance of the year from our own sales and from our proportionate share of the Phyto-Source joint venture revenue.

Results of operations

The following table summarizes our results of operations for the three and six-month periods ended June 30, 2005 and 2004.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended- June 30, 2005	3 month period ended- June 30, 2004	6 month period ended- June 30, 2005	6 month period ended- June 30, 2004

Revenues	$ 6,726	$ 3,177	$ 11,450	$ 6,439
Expenses	(9,225)	(5,613)	(15,902)	(10,611)
Income taxes	(669)	-	(1,180)	-
Net loss	($ 3,168)	($ 2,436)	($ 5,632)	($ 4,172)

Net loss per common share, basic and diluted	($0.09)	($0.08)	($0.17)	($0.14)

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception.  For the three months ended June 30, 2005, we recorded a net loss of $3.2 million ($0.09 per common share) compared to a net loss of $2.4 million ($0.08 per common share) for the three months ended June 30, 2004. Net loss for the six-month period ended June 30, 2005 totaled $5.6 million ($0.17 per common share) compared to a net loss of  $4.2 million ($0.14 per common share) for the six months ended June 30, 2004. These results of operations are in line with our expectations.  As we continue to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds we expect to continue to report future annual operating losses.  At June 30, 2005 our accumulated deficit was $71.6 million, up from $65.9 million at December 31, 2004 ($68.4 million at March 31, 2005).

Revenues

Revenues for the three and six months ended June 30, 2005 and 2004 are presented below:

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 month period ended- June 30, 2005	3 month period ended- June 30, 2004	6 month period ended- June 30, 2005	6 month period ended- June 30, 2004
Sales	$ 6,562	$ 3,046	$ 11,160	$ 6,178
Licensing	38	38	75	75
Phytosterol revenues	6,600	3,084	11,235	6,253
Interest and other	126	93	215	186
Total revenues	$ 6,726	$ 3,177	$ 11,450	$ 6,439

Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of our revenue of $6.6 million for the three months ended June 30, 2005 ($3.1 million – three months June 30, 2004) and $11.2 million for the six months ended June 30, 2005 ($6.3 million – six months ended June 30, 2004). Increases in revenue are attributable to increased sales volumes of phytosterol products.  Licensing revenues are a result of the extension of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

Expenses

Total expenses, for the three and six months ended June 30, 2005 and 2004 are presented below:

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended- June 30, 2005	3 month period ended- June 30, 2004	6 month period ended- June 30, 2005	6 month period ended- June 30, 2004

Cost of sales, marketing & product development	$ 3,609	$ 1,610	$ 6,158	$ 3,603
Research & development	3,338	828	5,338	1,695
General & administrative	1,174	1,566	2,364	2,316
Stock-based compensation	663	1,236	1,116	2,270
Depreciation & amortization	441	373	926	727
Total expenses	$ 9,225	$ 5,613	$ 15,902	$ 10,611

Cost of sales, marketing & product development (“Cost of Sales”) for the three months ended June 30, 2005 totaled $3.6 million on phytosterol revenues of $6.6 million, or 55% of phytosterol revenues, versus $1.6 million on phytosterol revenues of $3.1 million for the three months ended June 30, 2004, or 52% of phytosterol revenues. Cost of Sales for the six months ended June 30, 2005 totaled $6.2 million on $11.2 million of phytosterol revenues, or 55% of phytosterol revenues, versus $3.6 million on $6.3 million of phytosterol revenues, or 57% of phytosterol revenues, for the six months ended June 30, 2004.

Cost of Sales as a percentage of phytosterol revenue varies due to a number of factors, including changes in production efficiencies, phytosterol product mix and marketing efforts.

Research & development (“R&D”) expenses for the quarter ended June 30, 2005 totaled $3.3 million compared with $0.8 million for the same period in 2004. R&D expenses for the six months ended June 30, 2005 totaled $5.3 million compared with $1.7 million for the same period in 2004. R&D expenditures increased significantly in the second quarter of 2005 primarily due to work on the 90 day toxicity study, Phase II clinical work on FM-VP4, and continuing work on our Library of Compounds. Increases in R&D expenditures are expected to continue through 2005. Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

General and administrative expenditures (“G&A”) totaled $1.2 million for the quarter ended June 30, 2005 compared with $1.6 million for the second quarter 2004. The primary reason for the decrease was that included in G&A in the three and six months ended June 30, 2004 was a payment of $0.6 million resulting from the termination of a consulting contract.  This contract was with a company controlled by Tazdin Esmail, a former director.  Other fluctuations in G&A for the three months period are due to increased staffing levels and increased expenditures in legal and professional fees.  G&A for the six-months ended June 30, 2005 was $2.4 million compared to $2.3 million for the same period ended June 30, 2004.

Included in G&A expenses for the three and six month periods ended June 30, 2005 were payments for legal services of $54,000 and $108,000, respectively, made to Cawkell Brodie Glaister, Business Lawyers, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner.

Stock-based compensation expense totaled $0.7 million for the second quarter of 2005 compared with $1.2 million in the same period last year.  Of the $0.7 million of stock-based compensation expense, $0.7 million relates to employee and $nil million to non-employee option grants compared with $1.2 million in the second quarter of 2004, of which $1.0 million related to employee and $0.2 million to non-employee option grants.  For the six-month period ended June 30, 2005 stock-based compensation expense totaled $1.1 million compared with $2.3 million for the six months ended June 30, 2004.  Of the $1.1 million of stock-based compensation expenses, $1.1 million relates to employee and $nil million to non-employee option grants.  Of the $2.3 million for the six months ended June 30, 2004, $1.3 million related to employee and $1.0 million to non-employee option grants.

Depreciation and amortization for the quarter ended June 30, 2005 totaled $0.4 million compared with $0.4 million for the quarter ended June 30, 2004.  For the six months ended June 30, 2005, of the total $0.9 million in depreciation and amortization, $0.5 million pertains to depreciation of assets and $0.4 million to amortization of the Company’s technology licenses compared with the six months ended June 30, 2004, where, of the total of $0.7 million in depreciation and amortization expenses, $0.4 million pertains to depreciation of assets and $0.3 million to amortization of the Company’s technology licenses. Our technology is being amortized over ten years.

Income Taxes

The income tax provision of $0.7 million recorded for the three months and $1.2 million for the six months ended June 30, 2005 (three and six months ended June 30, 2004-$nil) relates to estimated current income taxes expense on the net operating income earned from our United States Phyto-Source joint venture operations. No benefit has been recorded for operating losses and temporary differences arising in the current period or prior year by our Canadian operations since the utilization of these amounts is not considered to be more likely than not.

Loan commitments, capital lease and guarantees

In January 2001 we entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei to form Phyto-Source, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, we contributed, through Forbes USA, US$7.1 million towards the construction of a phytosterol manufacturing facility and US$1.0 million towards working capital. In addition, we loaned Phyto-Source US$4.0 million for acquisition of technology from Chusei.

In August 2003, we were repaid US$3.0 million of our original US $4.0 million loan to Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Amegy Bank of Texas (“Amegy Bank”) by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  The Amegy Bank also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei.

Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.

As at June 30, 2005 a balance of US$1.0 million (our 50% joint venture interest – US$0.5 million, Cdn$0.6 million) remains outstanding on the Phyto-Source term loan with the Amegy Bank.  At June 30, 2005 no funds are outstanding under the revolving line of credit.  The line of credit bears interest at a floating rate of prime less 0.5% calculated daily, and unless extended, any funds drawn under this facility are repayable in full on July 31, 2006.

In December 2003, we announced the expansion of the Phyto-Source joint venture manufacturing facility from an annual capacity of 1,000 metric tonnes to 1,500 metric tonnes. A portion of new equipment cost has been financed by the SWBT LLC by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei. The 60-month lease term began in the third quarter, 2004 at a fixed interest rate of 7.96%. As at June 30, 2005, a balance of US$0.86 million (our 50% joint venture interest – US$0.43 million, Cdn$0.5 million) remains outstanding on the capital lease obligation.

Liquidity and Capital Resources:

We finance our operations and capital expenditures through equity offerings, sales revenues and, to a lesser extent, license revenues and government grants.

As at June 30, 2005, our net cash and cash equivalents were $12.0 million ($6.0 million at June 30, 2004) compared with $9.2 million as at December 31, 2004.  Our working capital at June 30, 2005 was $11.4 million ($18.3 million at June 30, 2004) compared with $15.1 million at December 31, 2004.

During the three months ended June 30, 2005, we used $2.1 million of cash in operations compared with $1.5 million of cash used in the second quarter ended June 30, 2004.  Net cash used in operations for the second quarter of 2005 was primarily a result of the net loss adjusted for non-cash expenses.   Cash used in the second quarter of 2004 was primarily a result of the net loss, adjusted for non-cash expenses, and increases in non-cash operating assets and liabilities. During the six months ended June 30, 2005, we used $2.2 million of cash in operations, primarily due to the operating loss offset by non-cash expenses and decreases in non-cash operating assets and liabilities, compared with $2.6 million used in operations during the six months ended June 30, 2004, primarily resulting from the net loss adjusted for non cash expenses, and decreases in non-cash assets and liabilities.

Cash used in investing activities in the three months ended June 30, 2005 and 2004 were insignificant and resulted from capital asset additions and movements in short-term investments.

During the six months ended June 30, 2005, $5.8 million of cash was provided by investing activities compared with $10.4 million of cash used in the six-month-period ended June 30, 2004. In 2005, $6.0 million was transferred from short-term investments and $0.2 million of cash was used in the acquisition of capital assets, compared with $1.0 million of cash used for capital asset acquisitions in 2004 and $10.7 million was transferred into short-term investments. In addition, in the six-month period ended June 30, 2004, we received the final payment on the disposal of the AD/ADD technology.

Cash used in financing activities in the quarters ended June 30, 2005 and June 30, 2004 were insignificant and related primarily to the receipt of cash from the exercise of stock options offset by repayment of loans and leases.

For the six-month period ended June 30, 2005, $0.8 million was used in financing activities, primarily for the repayment by Phyto-Source of the US$1.0 million (our 50% joint venture interest – US$0.5 million, Cdn$0.6 million) of funds previously drawn under the revolving line of credit and the regular term-loan payments, offset by cash received on the exercise of stock options compared with $14.5 million of cash which was provided in the six-month period ended June 30, 2004. In the six month period ending June 30, 2004, the January 2004 equity financing provided a net amount of $12.9 million of cash and stock option and warrant exercises provided an additional $1.2 million of cash.  As well, US$1.0 million (our 50% joint venture interest – US$0.5 million, - Cdn$0.7 million) was provided in the first quarter of 2004 by Phyto-Source utilizing its revolving line of credit.

The net funding received by us from our 2003 and 2004 equity financings, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term. In the longer term, should we be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of our branded and non-branded nutraceutical products.  In the absence of further funding, core technology development would not be expected to include any clinical trials other than the planned U.S. Phase II trial of FM-VP4.

In 2005, the major portion of our phytosterol revenue was derived from three customers, (2004–three customers) two of which are large multinational companies.  The supply agreement between one of these companies and Phyto-Source was extended from the end of 2004 to the end of 2005. In 2004, Phyto-Source also entered into a three-year sterols sales agreement with another major multinational ingredient company with shipments commencing in January 2005.

While Phyto-Source has secured two multiple year supply contracts for tall oil pitch, the main raw material used in the production of our phytosterols, such contracts require periodic price renegotiation.  Failure of the parties to agree on pricing may result in Phyto-Source needing to access the spot market from time to time for its pitch supplies, which may in turn result in some volatility in our sales, revenue and margins.

Phyto-Source has three credit facilities, consisting of a term loan, revolving line of credit, and capital equipment lease, all of which are guaranteed by the joint venture partners, Forbes USA and Chusei (see “Loan commitments, capital lease and guarantees” above).  The term loan and line of credit require the maintenance of certain cash flow, working capital and tangible net worth.  Failure of Phyto-Source to comply with these, and other, covenants, could trigger early repayment of the applicable credit facility, as well as payment under the guarantees given by Forbes USA. As at June 30, 2005, Phyto-Source was in compliance with all covenants under its credit facilities.

See also “Forward Looking Statements and Risk Factors That May Affect Future Results” below.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

Quarterly Financial Information

(millions of $ except per share amounts) (unaudited)	2005		2004				2003 (restated- see Change in Accounting Policy)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$6.7	$4.7	$5.7	$5.4	$3.2	$3.3	$4.0	$3.4
Net loss	($3.2)	($2.5)	($2.2)	($1.7)	($2.4)	($1.7)	($2.4)	($1.8)
Net loss per share, basic and diluted	($0.09)	($0.07)	($0.06)	($0.05)	($0.08)	($0.06)	($0.09)	($0.07)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical products, Reducol™ and Phyto-S-Sterols.

Net loss over the most recent eight quarters has been affected largely by the following significant events.

R&D expenditures have been on the increase since the second quarter ended June 30, 2003 as we continue to develop FM-VP4, and explore new drug candidates within the VPx Library of Compounds. For the eight quarters outlined above, the R&D expenditures included are as follows:  Q3/2003 - $0.8 million; Q4/2003 - $1.0 million; Q1/2004 - $0.9 million; Q2/2004 - $0.8 million, Q3/2004 - $1.3 million, Q4/2004 - $1.7 million, Q1/2005 - $2.0 million, Q2/2005- $3.3 million.

Further to our change in accounting policy with respect to the recording of stock option compensation expense (see “Change in accounting policy”, below), included in net loss are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows Q3/2003 - $0.6 million; Q4/2003 - $0.6 million; Q1/2004 - $1.0 million; Q2/2004 - $1.2 million, Q3/2004 - $0.6 million, Q4/2004 – $0.0 million, Q1/2005 - $0.5 million Q2/2005- $0.6 million. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Income tax provision relates to estimated current income taxes expense on the net operating income earned from our United States Phyto-Source joint venture operations. The following tax provisions are included as follow Q4/2004 - $0.9 million, Q1/2005 - $0.5 million, Q2/2005- $0.7 million.

Selected Annual Information

The following table sets out our key annual information for the last three year-ends, December 31, 2004, December 31, 2003 and December 31, 2002. The results for the year ended December 31, 2003 and December 31, 2002 have been restated from the retroactive adoption of the Stock Based Compensation accounting policy (see “Change in Accounting Policy” below)

Summary: (millions of $ except per share values) (audited)	Year ended December 31, 2004	Year ended December 31, 2003 (restated)	Year ended December 31, 2002 (restated)

Revenues	$ 17.6	$ 14.3	$ 8.0
Expenses	(24.7)	(18.6)	(17.4)
Other income	-	2.2	4.9
Income taxes	(0.9)	-	-
Net loss	($ 8.0)	($ 2.1)	($ 4.5)
Net loss per common share, basic and diluted	($0.25)	($0.09)	($0.21)

Total assets	$38.6	$28.4	$27.4
Total long-term liabilities	$1.5	$2.0	$0.8

For details and more detailed comparisons regarding revenues, expenses, other income, income taxes and our assets and liabilities, see our consolidated financial statements for the year ended December 31, 2004 and the notes thereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 19 to the consolidated financial statements for the year ended December 31, 2004.

In preparing our consolidated financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available to us at the time that these estimates and assumptions are made.  Actual results could differ from our estimates.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies.  The significant accounting policies which we believe are the most critical to assist in fully understanding and evaluating our reported financial results follow.  Note 2 to the consolidated financial statements for the year ended December 31, 2004 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of our significant accounting policies.

Research and Development  All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless we believe a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation  Our functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 11(e) of the consolidated financial statements for the year ended December 31, 2004. Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 3(f) of the June 30, 2005 consolidated financial statements).

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets  Effective January 1, 2002, we adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Disclosure of guarantees  Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies.  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board (“FASB”) Interpretation No. 45) but, unlike the FASB’s guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook (“Section 3870”), “Stock-based compensation and other stock-based payments”. With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, we changed our accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

Prior to adoption of the new standard, we did not recognize compensation expense when stock options were issued to employees as options were issued with an exercise price equal to the market value of the shares at the date of grant.  Consideration paid by employees on exercise of stock options is recorded as an addition to share capital.  The effect of accounting for employee option grants under the fair value based method, were previously only disclosed on a pro-forma basis.

In accordance with the transitional options of Section 3870, the change in accounting policy has been applied retroactively and the amounts presented for prior periods between January 1, 2002 and January 1, 2004 have been restated.  The effect of this change is to increase the net loss for the year ended December 31, 2003 by $1.1 million (Q1/2003 - $0.1million, Q2/2003 - $0.1 million; Q3/2003 - $0.4 million; Q4/2003 - $0.5 million)

OUTSTANDING SHARE DATA

The number of common shares outstanding as of August 11, 2005 was 34,098,845 and has not changed from June 30, 2005. The number of options outstanding under our 2000 Stock Option Plan as of August 11, 2005 was 4,156,208 and has not changed since June 30, 2005. These options entitle the holders to purchase a total of 4,156,208 common shares at varying prices. In addition, we have 2,326,208 million warrants outstanding of which 636,927 entitle the holders to purchase up to 636,927 common shares at a price of US$1.85 per share (expiring on September 4, 2006) and 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007).  All such warrants may be exercised on a cashless basis at the option of the holder.  Also, we may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.  Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services and research & development; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words “vision”, “to develop”, “plans”, “anticipate”, “objective”, “expected”, “expects”, “potential”, “continues” “revenue guidance”, “next”, “intend”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur.   Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements are based on the beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements.

We are subject to significant risks and past performance is no guarantee of future performance.   We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds  As at June 30, 2005, we had a cumulative deficit of $71.6 million.  We will be expending substantial funds in 2005 and beyond. The net funding received by us from our 2003 and 2004 equity financings, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term.  In the longer term, we will be required to obtain additional funding, whether by equity sales or technology licensing, co-development collaborations, or other strategic alliances. Should we be unable obtain additional funding, we have the ability to cut costs as necessary and expect to be able to fund core technology development from projected sales of our branded and non-branded nutraceutical products. However, if projected sales are not realized, there will be negative effects on our cash flow and operations and on our ability to continue our operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.  Any technology licensing, co-development collaboration or other strategic alliance may reduce our interest in the project or property subject thereto.

•

Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature. Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

▪

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels or side effects

▪

inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials, including approval of the U.S. FDA for our planned Phase II trial of FM-VP4, or to manufacture, label, advertise, make claims and sell our products

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costs, equipment breakdown, labor disputes, or other factors which may make manufacturing or marketing of products impractical, non-competitive or unduly delayed

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unacceptability of the products in the market place

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inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products

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the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us

▪

the risk of obsolescence of our technology

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insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

▪

clinical trials, including without limitation the U.S. Phase II trial of FM-VP4 currently planned,  may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials

•

Competition  We have a number of competitors, some of whom are better able commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses.  We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Dependence Upon a Few Customers and Products  Most of our revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.  The supply agreement with our largest customer is currently scheduled to terminate at the end of 2005, and it is not known at this time whether such agreement will be renewed. The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on our sales and revenues.

•

Risks Related to Joint Ventures and Strategic Relationships  We are dependent upon joint ventures and strategic relationships, and in particular, on our joint venture relationship with Chusei, to manufacture product, generate revenue and conduct our business, and the breakdown of these relationships may negatively affect our future revenues and business.

•

Risks Related to Manufacturing  Currently we rely solely on Phyto-Source for the manufacture and supply of Reducol™ and Phyto-S-Sterols. Any inability by Phyto-Source to continue this supply, whether due to plant breakdown, labour disputes, lack of raw materials, acts of god, or other unforeseen events, would negatively impact our business.

•

Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

•

Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.

•

We Have a History of Losses   For the period ended June 30, 2005 we reported a net loss of $3.2 million and an accumulated deficit of $71.6 million.  We anticipate that we will continue to incur significant losses during fiscal 2005 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

•

Need for Growth  We intend to launch a series of products over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

•

Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•

Political and Economic Risks  We have manufacturing facilities in the United States, conduct business in foreign countries and are seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect our business and operating results.

•

Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, such damages which may exceed our resources.

•

Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and others are more fully described in our latest Annual Information Form (see www.sedar.com) and our latest Annual Report on Form 40-F (see www.sec.gov).  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

August 11, 2005

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Charles A. Butt, certify that:

1.

I have reviewed the interim filings of Forbes Medi-Tech Inc. (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date:  August 11, 2005

Signed “Charles A. Butt”

Charles A. Butt

Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, David Goold, certify that:

1.

I have reviewed the interim filings of Forbes Medi-Tech Inc. (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date:  August 11, 2005

Signed “David Goold”

David Goold

Chief Financial Officer